Exhibit 19.1

INSIDER TRADING POLICY

PURPOSE & SCOPE

In the course of your relationship with RLI Corp. and its subsidiaries and affiliates (collectively, the “Company”), you may obtain or have access to confidential and sensitive information concerning the Company, its customers, vendors, business partners, or other companies with whom the Company has contractual relationships or may be negotiating transactions. Some of this information has the potential for affecting the market price of Securities (as defined below) issued by the Company and/or the other companies involved, or even other companies in the industry.

This insider trading policy (this “Policy”) provides that a director, officer or employee of the Company (each, an “Associate”) who has, or has access to, Material Non-Public Information (as defined below) relating to the Company may not enter into a Transaction (as defined below) with respect to Company Securities, or otherwise take advantage of, or pass on to others, such information.

Transactions that may seem necessary or justifiable for independent reasons (such as the need to raise money for emergency purposes) are no exception.

Merely having, or having access to, Material Non-Public Information at the time of a Transaction can result in a violation of this Policy and create legal liability for the person engaged in the Transaction

The restrictions contained in this Policy apply not only to all Associates, but also to an

Associate’s Family Member (as defined below). Associates are expected to be responsible for the compliance of their Family Members with this Policy.

In light of the importance of preserving the Company’s reputation for maintaining the highest legal, business and ethical standards, as well as protecting everyone’s best interests, the Company has determined to impose procedures intended to reasonably ensure that neither the Company nor any Associate violates the laws against insider trading. With this in mind, you are asked to read this Policy and thoroughly understand its contents. You are encouraged to seek advice from the Chief Legal Officer or your personal counsel when questions arise.

Upon hire (employees) or election/appointment (Directors) and annually thereafter, each Associate must provide an acknowledgement form to indicate that he or she has read and agrees to comply with this Policy. A record of each Associate’s initial and annual acknowledgments is maintained by the Company. A copy of this Policy is available to Associates on Company intranet sites.

Failure to observe and comply with all of the provisions of this Policy may subject you to disciplinary action by the Company, including termination with cause, as well as legal penalties.

DEFINITIONS

a.	“Family Member” – A child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, who lives in your household. For purposes of this Policy, Family Member also includes any other person who lives in your household.

b.	“Material Non-Public Information” – Any information that could affect (either positively or negatively) the price of, or impact the decision to enter into a Transaction with respect to, a company’s Securities. Examples include, but are not limited to, the release of earnings, a merger or acquisition, significant new products, a new business venture, a significant cybersecurity incident, changes in the dividend paid on a Security or a significant litigation or regulatory matter. Material information is considered to be non-public in nature if it has not been disclosed to the general public. Material inside information is considered “public” only after it is released by the company through normal media outlets, through a Regulation FD- compliant conference call or filed with the federal Securities and Exchange Commission (“SEC”), and only after there is adequate time (one full trading day) for it to be circulated and understood by investors and the marketplace.

c.	“Quiet Period” – Each period established by the Company during which no Transactions with respect to Company Securities may occur due to the possession or potential possession of Material Non-Public Information. For the periodic release of the Company’s earnings, the Quiet Period extends from (and includes) the 15th day of the last month of the calendar quarter through the end of the first business day following the earnings release date. Prior to each such Quiet Period, the Chief Legal Officer will issue a reminder to all Associates containing the Quiet Period policy restrictions above, as well as specifying the beginning and ending dates of such Quiet Period. In addition, the Company may establish a Quiet Period at any other time it deems necessary, which will continue until retracted.

d.	“Section 16 Reporting Persons” – All directors, 10% shareholders and certain designated officers of the Company.

e.	“Securities” – Although broadly defined by U.S. federal law, Securities commonly include stocks, options, warrants, bonds and other documents evidencing the legal ownership of property.

f.	“Transactions” – Purchases, sales, trades, loans, pledges, hedges and gifts of a Security.

RULES REGARDING INSIDER TRADING

Persons who have, or have access to, Material Non-Public Information pertaining to any company whose Securities are publicly-traded (including the Company), are prohibited by U.S. federal securities laws from:

a.	entering into a Transaction with respect to such Securities while in possession of such Material Non-Public Information;

b.	revealing such Material Non-Public Information to others (“tipping”) who may trade in such Securities based on such information;

c.	recommending a Transaction with respect to such Securities based on such Material Non-Public Information; or

d.	assisting someone who is engaged in any of the above activities.

These “insider trading” prohibitions apply whether or not the person is employed by the company to which such Material Non-Public Information pertains and regardless of whether the company is in an established Quiet Period.

The following rules govern trading in Company Securities or in any other Securities of which an Associate has Material Non-Public Information, and should be used to avoid violating insider trading rules:

a.	Do not enter into a Transaction with respect to such Securities while in the possession of, or while having access to, Material Non-Public Information until at least the end of the first trading day following the public release and dissemination of such information.

b.	Do not enter into a Transaction with respect to Company Securities during a Quiet Period.

c.	Do not discuss Material Non-Public Information with anyone other than those Associates who have a need to know such information for the proper performance of their responsibilities. If you have any questions regarding the need to share such information, you should contact the Company’s Chief Legal Officer.

d.	Exercise due care in protecting the confidentiality of Material Non-Public Information.

e.	Immediately report any disclosure of Material Non-Public Information to the Company’s Chief Legal Officer or Chief Financial Officer.

The above restrictions and rules shall not apply to stock trading plans established pursuant to Company guidelines in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as described below.

STOCK OPTIONS

Associates may not exercise a Company stock option by any method during a Quiet Period, subject to the limited exception for options that are expiring as set forth below.

Former Associates who continue to have, or have access to, Material Non-Public Information relating to the Company remain subject to this Policy in its entirety and may not enter into a Transaction with respect to the Company’s Securities until such information has become public or is no longer material. A person whose status as an Associate ends during a Quiet Period shall be presumed to be in possession of Material Non-Public Information until the end of such Quiet Period and may not exercise stock options until the end of such Quiet Period.

In the event of a Quiet Period during which a Company stock option held by a current or former Associate would otherwise expire, the following shall apply:

a.	the holder of such option may request an exemption from the prohibition on option exercises during Quiet Periods;

b.	the exemption request shall be made in writing (email) to the Chair of the Nominating/Corporate Governance Committee (the “NCGC”) or, if the Chair is unavailable, to any other member of the NCGC;

c.	the NCGC Chair or member shall use his or her discretion in assessing such a request, and the determination of such Chair or member shall be the determination of the NCGC;

d.	if an exemption is granted, it shall be limited as follows: (i) only options that would expire within two days of the exemption request are eligible, (ii) the exemption is applicable only to the requesting holder of such options and (iii) the exemption closes immediately after the permitted exercises are completed; and

e.	If an exception in granted, the exercise of the stock options must not involve any market sale of the Company’s Securities (the “cashless exercise” of a stock option through a broker does involve a market sale of the Company’s Securities, and therefore would not qualify under this exception).

PENALTIES FOR INSIDER TRADING

The SEC is the regulatory body that oversees the activities of the securities markets to ensure that they operate honestly and fairly. The SEC has published advisories indicating it intends to enforce all provisions of the insider trading prohibitions. The SEC has a compliance enforcement division that routinely researches market trading activity searching for potential violations of insider trading laws.

Federal securities laws impose considerable civil and criminal penalties on persons who improperly obtain or use Material Non-Public Information in connection with a purchase or sale of Securities. In addition to civil damages of up to three times the profit gained, an individual may be subject to criminal sanctions, including imprisonment and a criminal fine of up to $5,000,000 for any violation. The SEC and courts have great power to impose penalties for violations of the insider trading provisions of the federal securities laws, and the SEC and governmental prosecutors vigorously enforce these laws against both individuals and institutions.

RULE 10B5-1 PLANS

The SEC has implemented Exchange Act Rule 10b5-1 (“Rule 10b5-1”), which provides a safe harbor for Associates to trade in Company Securities without insider trading liability if in accordance with a plan that satisfies the requirements of Rule 10b5-1 (a “Plan”). In general, among other requirements, (a) a Plan must be entered into in good faith at a time when the Associate is not aware of Material Non-Public Information, (b) comply with the applicable “cooling-off periods” provided under Rule 105-1 requiring a certain number of days to pass before trading can commence under the Plan, and (c) once a Plan is adopted, the Associate must not exercise any influence over the amount of Securities traded, the prices at which they are traded or the date of any trade. A Plan must either expressly specify the parameters for such Transactions or delegate discretion on these matters to an independent third-party. Anyone wishing to set up such a Plan must submit the Plan to the Chief Legal Officer for approval at least five days prior to entering into the Plan. If approved, no further preapproval of transactions conducted pursuant to the Plan will be required. Terminations of Plans are discouraged, and must be reported within one business day to the Chief Legal Officer.

Compliance of a Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Plan are the sole responsibility of the Associate initiating the Plan.

Plans do not exempt Section 16 Reporting Persons from complying with their reporting obligations under Section 16 of the Exchange Act (as described in below).

SECTION 16: REPORTING OBLIGATIONS

Section 16(a) of the Exchange Act generally requires all directors, 10% shareholders and certain designated officers of the Company (collectively, “Section 16 Reporting Persons”), within ten days after obtaining such status, to file with the SEC a Form 3 listing the amount of Company Securities that such Section 16 Reporting Person beneficially owns. For the avoidance of doubt, all officers deemed to be Section 16 Reporting Persons shall be designated annually by the Company and informed of such designation and advised of additional restrictions placed on their Transactions in Company stock imposed by the Exchange Act (e.g., short swing profits, short sales). Following the initial Form 3 filing, changes in beneficial ownership of Company Securities, including gifts, must be reported on Form 4, generally within two business days after the date on which such changes, or, in certain cases, on Form 5, within 45 days after the end of the fiscal year. The two business day Form 4 deadline begins to run from the Transaction date rather than the settlement date. A Form 4 must be filed even if, as a result of balancing transactions, there has been no net change in holdings. Certain Transactions (as defined below) made within up to six months after a Section 16 Reporting Person loses such status must be reported on Form 4.

EQUITY-BASED COMPENSATION PLANS

Certain of the Company’s compensation plans purchase and sell Company Securities on the open market on behalf of plan participants. Depending on plan structure, timing of purchases and sales and rules of participation, those plans may be permitted to make such purchases and sales during Quiet Periods. The Board of Directors, in its discretion and in order to permit appropriate flexibility while safeguarding against improper insider trading, will determine which plans may be permitted to make such Quiet Period purchases and sales and which must observe Quiet Periods.

HEDGE, PLEDGE AND MARGIN ACCOUNT RESTRICTIONS

Section 16 Reporting Persons, as well as all other officers of the Company at the Vice President level and higher, are prohibited from engaging in financial instruments (forward sales, purchase contracts, equity swaps, collars, exchange funds, etc.) that are designed to hedge or offset any decrease in the market value of Company Securities, including, without limitation, put options, call options and short sales (“hedging”). Such hedging transactions are speculative in nature and could improperly reduce individual risk, and therefore are inconsistent with the Company’s risk management and corporate governance policies.

Securities held in a stock trading account as collateral for a margin loan (a “margin account”) or otherwise pledged as collateral for a loan (“pledging”) are subject to sale without the owner’s consent or even knowledge in some cases. Thus, a margin sale or foreclosure sale of Securities may occur at a time when the pledgor is aware of Material Non-Public Information or otherwise is not permitted to trade in such Securities. Consequently, Section 16 Reporting Persons are prohibited from using Company Securities as collateral in a margin account or otherwise pledging Company Securities as loan collateral. Other officers of the Company at the Vice President level and higher who are not Section 16 Reporting Persons may margin or pledge their Company Securities as collateral in margin accounts or otherwise for loan security, but subject to a maximum of 25% of their individual total Company Security holdings at any time.

Vice Presidents permitted to use Company Securities in stock trading margin accounts or as collateral or pledge for any other loan, as set forth in this Policy, must disclose those plans no less than five business days in advance to the Chief Legal Officer including appropriate details. All such accounts and pledges must comply with the requirements of this Policy.

PRE-CLEARANCE FOR SECTION 16 REPORTING PERSONS

Section 16 Reporting Persons, and their Family Members, must obtain prior clearance from the Chief Legal Officer before they or their respective Family Members may enter into a Transaction with respect to Company Securities pursuant to the pre-clearance procedures described below.

COMPANY STOCK TRADING AND GIFTS

Transactions in Company Securities by Section 16 Reporting Persons must be reported to the SEC no later than two business days following the trade or gift by filing a Form 4 with the SEC. Given the importance of the matter and the short time frame for the applicable SEC filings, good communication and cooperation among all parties are critical. Accordingly, these procedures are designed to coordinate the process and help prevent improper/late filings or other related problems.

COVERED PERSONS

The Section 16(a) filing requirements apply to all Section 16 Reporting Persons and generally would include Company Securities held by a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law who lives in your household.

COVERED TRANSACTIONS

In addition to purchases, sales and gifts, the two business day reporting requirement also applies to stock option grants to, and exercises by, Section 16 Reporting Persons. Depending on the circumstances, changes in ownership, including dividend reinvestment, gifts and other transfers, are usually reported on a deferred basis.

SANCTIONS

Any late or delinquent Form 4 filings are required to be reported in the Company’s proxy statement in a separately captioned section, identifying the delinquent filers and the reason for such late filing. The SEC has been granted broad authority by the legislation to seek “any equitable relief that may be appropriate or necessary for the benefit of investors” for violations of any provisions of the securities laws.

OUR COMPLIANCE PROCEDURES

To ensure compliance with the SEC’s reporting requirements, to help prevent any inadvertent violations of the federal securities laws and to avoid even the appearance of trading on Material Non-Public Information, we have implemented the following procedures:

1.	Mandatory Pre-clearance Procedure. Section 16 Reporting Persons, as well as any other persons designated by the CEO and approved by the Board of Directors as being subject to these pre-clearance procedures, together with their Family Members, may not engage in any Transaction involving Company Securities (including a stock plan transaction such as an option exercise, a contribution to a trust, or any other transfer or gift) without first obtaining pre-clearance of the Transaction from the

Chief Legal Officer. A request for pre- clearance should be submitted in writing or by telephone at least two business days prior to the proposed Transaction. The request should include (a) the identity of the person proposing the Transaction, (b) the date and type of the proposed Transaction, (c) the number of Securities to be involved in the proposed Transaction and (d) whether the requestor is aware of any Material Non-Public Information.

The Chief Legal Officer has no obligation to approve a Transaction submitted for pre- clearance. If the Chief Legal Officer grants pre-clearance, (i) the Transaction must be consummated within three business days after the date of such pre-clearance and (ii) notice of the completed Transaction must be delivered to the Chief Legal Officer immediately upon consummation of the Transaction. Regardless of pre-clearance, if the Associate becomes aware of any Material Non-Public Information regarding the Company’s Securities prior to completing the Transaction, the Associate is prohibited from completing the Transaction. If the Transaction is not completed within such time frame, prompt notice that the Transaction was not completed must be delivered to the Chief Legal Officer and, if the requestor desires to complete the Transaction after such time frame, he or she is required to submit a new pre-clearance request describing the Transaction to the Chief Legal Officer.

2.	Broker Interface Procedures. The reporting of Transactions will require close interface with brokers handling transactions for Section 16 Reporting Persons. A knowledgeable, alert broker can act as a gatekeeper, helping ensure compliance with our pre-clearance procedures and helping prevent inadvertent violations.

Brokers handling Transactions in Company Securities by Section 16 Reporting Persons may not to enter any order without:

(a)	first verifying with the Company that the Transaction was precleared; and

(b)	complying with the brokerage firm’s compliance procedures (e.g., Rule 144).

Brokers should also report immediately to the Company in writing (email) the details of every such Transaction involving Company Securities, including gifts, transfers, pledges and all Transactions pursuant to Plans.

3.	Company Assistance. Any person who has a question about the Policy, these procedures or their application to any proposed Transaction may obtain additional guidance from the Chief Legal Officer.

POST-SEPARATION TRANSACTIONS

In addition to the restriction imposed on a former Associate with respect to exercising stock options during the quiet period in effect at the time of the Associate’s departure from the Company, a Section 16 Reporting Person’s obligations may continue for a period of time after such person’s separation from the Company, including liability for short-swing profits related to a matching Transaction completed in the six months prior to separation.

FURTHER QUESTIONS

Rules regarding insider trading are complex. This policy statement is only a summary of the rules promulgated by the SEC. Any Associate with questions regarding these rules or needing further information should contact the Chief Legal Officer or his or her personal counsel.

SUPERSEDES PREVIOUS POLICIES

This Policy supersedes all prior Company policies with respect to the subject matter hereof.